Exhibit 3.6

CERTIFICATE OF AMENDMENT

OF THE BYLAWS OF

MAXLINEAR, INC.

The undersigned, Douglas H. Collom, hereby certifies as follows:

1. He is the duly elected Assistant Secretary of MaxLinear, Inc., a Delaware corporation (the “Company”).

2. By resolutions duly adopted by the Company’s Board of Directors effective October 30, 2004, Section 2.2 of Article II of the Company’s Bylaws is hereby amended and restated to read in its entirety as follows:

“2.2. Number of Directors. The number of directors shall be determined from time to time by resolution of the Board, provided the Board shall consist of at least one member. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

IN WITNESS WHEREOF, the undersigned has executed this certificate as of this 30th day of October 2004.

/s/ Douglas H. Collom
Douglas H. Collom, Assistant Secretary